FOR IMMEDIATE RELEASE
CONTACT:
Joan Fischler
Telephone: (516) 686-2212
Facsimile: (516) 626-7839

Reeves Telecom Acquisition Corp.
Announces Results of Tender Offer for
All Limited Partnership Units of Reeves Telecom Limited Partnership and
All Unexchanged Shares of Common Stock of Reeves Telecom Corporation and
Initiation of Subsequent Offering Period for Tender of Units and Shares

GLEN HEAD, NY (September 26, 2006) - Reeves Telecom Acquisition Corp. (“RTAC”) announced today that the results of its tender offer (the “RTAC Offer”) to purchase for cash all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”). Under the RTAC Offer, RTAC offered to purchase any and all Units at a purchase price of $2.25 per Unit net to the seller in cash without interest. The tender offer applied also to shares of common stock (the “Shares”) of Reeves Telecom Corporation, the predecessor of the Partnership (the “Corporation”), which have not been exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended. Under the rules of the Securities and Exchange Commission, John S. Grace, the President and sole shareholder of RTAC, made the tender offer along with RTAC.

The RTAC Offer expired on Tuesday, September 26, 2006 at 5:00 p.m., Eastern Daylight Time. As of the close of business on September 26, 2006, a total of 136,772 Units and 2,119 Shares had been tendered and not withdrawn. RTAC will promptly send payment to holders of all Units and Shares validly tendered and not withdrawn in the amount of $2.25 per Unit and $2.25 per Share.

RTAC further announced that it has initiated a subsequent offering period during which holders who did not tender during the original offering period may participate in the Offer and receive $2.25 per Unit and $2.25 per Share promptly. The subsequent offering period commences on Wednesday, September 27, 2006 and ends at 5:00 p.m., Eastern Daylight Time on Tuesday, October 24, 2006. During the subsequent offering period, all validly tendered Units and Shares will be accepted immediately and paid for promptly in the amount of $2.25 per Unit and $2.25 per Share. There are no withdrawal rights with respect to Units and Shares tendered during the subsequent offering period. The subsequent offering period may not be extended beyond 5:00 p.m., Eastern Daylight Time on Tuesday, October 24, 2006.

An amended offer to purchase, a supplement thereto, a related letter of transmittal and other tender offer documents were distributed to all holders of Units of the Partnership and of unexchanged Shares of the Corporation commencing on September 11, 2006. Holders of Units and Shares who wish to accept the Offer in the subsequent offering period may do so by properly completing and executing the letter of transmittal and depositing it with Mellon Investor Services or otherwise complying with the procedures for tendering set forth in Section 3 of the amended offer to purchase. Holders may receive additional copies of the tender offer documents at no charge by contacting the information agent, Mellon Investor Services, toll-free within the U.S., Canada or Puerto Rico at 1-877-870-8964 or outside the U.S. at 1-201-680-6654 (collect). They are also available at the Securities and Exchange Commission’s website at www.sec.gov.

The Partnership is engaged in owning, developing, selling, leasing, or otherwise dealing in real estate in North Carolina. The general partner of the Partnership is Grace Property Management, Inc., the shares of which are held in trust for the benefit of Mr. Grace. Therefore, under the rules of the Securities and Exchange Commission, RTAC and Mr. Grace are “affiliates” of the Partnership and the general partner of the Partnership.

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